

15 South Pennsylvania Avenue
Atlantic City, New Jersey 08401

(609) 347-3810
www.trumpcasinos.com

July 22, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel L. Gordon, Branch Chief

RE: Trump Entertainment Resorts, Inc.
        Form 10-K for the fiscal year ended December 31, 2007
        Filed March 17, 2008
        File No. 1-13794

Dear Mr. Gordon:

This memorandum responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in a letter to Trump Entertainment Resorts, Inc. (the "Company"), dated July 14, 2008, relating to the Form 10-K for the fiscal year ended December 31, 2007, filed on March 17, 2008.

Set forth below in bold are each of the comments in the Staff's letter. Immediately following each of the Staff's comments is the Company's response to that comment, including where applicable, example language that we propose to incorporate into prospective filings with the Commission in response to the Staff's comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

Item 9A. Controls and Procedures

1.   **We note that the Chief Executive Officer and Interim Chief Financial Officer have concluded that the company's disclosure controls and procedures are sufficiently effective. Given this qualification, it remains unclear whether your Chief Executive Officer and Interim Chief Financial Officer have concluded that your disclosure controls and procedures are effective. Please revise future filings to state in clear and unqualified language, the conclusions reached by your officers on the effectiveness of your disclosure controls and procedures.**

Securities and Exchange Commission
July 22, 2008
Page 2

Company's response:

In future filings, we will state in clear and unqualified language, the conclusion reached by the Company's principal executive and principal financial officers regarding the effectiveness of the Company's disclosure controls and procedures.

Exhibit Index

2.   We note the incorporation by reference information is missing for several exhibits. Please provide this information in future filings and tell us how you will comply.

Company's response:

In future filings, we will include a reference to the appropriate filing where a document can be found for any document that is not included as an exhibit to such filing.

Exhibits 31.1 and 31.2

3.   We note that your certifications are not in the proper form. In future filings please ensure that the certifications are worded exactly as phrased in Item 601 of Regulation S-K, including the parenthetical disclosures in paragraphs 4(d) and 5.

Company's response:

In future filings, the Company's certifications will be worded exactly as required by Item 601 of Regulation S-K, including the appropriate parenthetical disclosures required by paragraphs 4(d) and 5 thereof.

4.   We also note that you have provided a single certification for all three co-registrants. The combined certification is not sufficient. Please confirm that all future filings will include separate certifications for each of the three co-registrants.

Company's response:

In future filings, the Company will include separate certifications required by Item 601 of Regulation S-K for each of the Company and its co-registrants, Trump Entertainment Resorts Holdings, L.P. and Trump Entertainment Resorts Funding, Inc.

15 SOUTH PENNSYLVANIA AVENUE | ATLANTIC CITY, NJ 08401 | WWW.TRUMPCASINOS.COM

Securities and Exchange Commission
July 22, 2008
Page 3

Proxy Statement

Compensation Discussion and Analysis

Annual Incentive Plan, page 19

5.   **We note that individual incentive cash awards are directly linked to your financial performance. Please expand your disclosure to quantify the EBITDA goals referenced, including threshold, target and maximum percentage levels if applicable. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure is not required because it would result in competitive harm such that the performance metrics could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for you to achieve the target goals. In addition, please explain how you calculate EBITDA. We refer you to Instruction 5 to Item 402(b) of Regulation S-K. Please provide this information in future filings and tell us how you will comply.**

Company's response:

In response to the Staff's comment, in future filings, the Company will supplement its disclosure under Annual Incentive Plan. The Company disclosed that the Annual Incentive Plan is directly linked to the financial performance of the Company, with each named executive officer having a target incentive cash award ranging from 40%-131% of such officer's base salary amount, with the most senior NEO at the higher end of the range. The Company also disclosed that the financial achievement objectives of the Annual Incentive Plan are based upon the achievement of EBTIDA goals. In future filings, the Company will quantify EBITDA goals (or such other targets as may be used in the future), which are the basis of the financial achievement objectives under the Annual Incentive Plan.

Long Term Incentive Plan, page 20

6.   **We refer to your statement that Long Term Incentive Plan metrics are based upon strategic and financial objectives. Please quantify and expand your disclosure of these financial objectives. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure is not required because it would result in competitive harm such that the performance metrics could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for you to achieve the target goals. Please provide this information in future filings and tell us how you will comply.**

15 SOUTH PENNSYLVANIA AVENUE | ATLANTIC CITY, NJ 08401 | WWW.TRUMPCASINOS.COM

Securities and Exchange Commission
July 22, 2008
Page 4

Company's response:

In response to the Staff's comment, in future filings, the Company will supplement its disclosure under the Long Term Incentive Plan (the "LTIP"). The Company disclosed that the established metrics for the LTIP are based upon strategic and financial objectives of the Company and are derived from the Company's strategic plan. In future filings, the Company will quantify the financial objectives that were established to measure the achievement of strategic and functional measurement criteria used to determine compensation awarded to the Company's named executive officers under the LTIP.

7.   **We note that target values for your annual Long Term Incentive Plan awards have a maximum annual restricted share grant equal to the named executive officer's annual base salary plus, for certain named executive officers, the annual target bonus. In future filings, please include disclosure as to minimum and target award amounts for each of your named executive officers. In addition, please discuss how the various strategic objectives apply to each individual named executive officer.**

In response to the Staff's comment, in future filings, the Company will include in its disclosure the minimum and target award amounts for each of the Company's named executive officers. The Company disclosed that in 2007, under the LTIP, participating named executive officers received 35% of the target equity grant established. The Company further disclosed that such target values have a maximum annual restricted share grant equal to the recipient's annual base salary plus the recipient's annual target bonus or in the case of the General Managers, the recipient's annual base salary. The Company's acknowledges the Staff's comment and in future filings will include the minimum and target award amounts under the LTIP.

The various strategic objectives set by the Company for each of its named executive officers are the same. The Company disclosed that the strategic objectives for awards made under the LTIP included the development and implementation of a distinct customer reward card system, the creation of a fully integrated data warehouse, the strategic repositioning of each casino property, various human capital and brand development initiatives. The Company further disclosed that the participating executives were measured on a quarterly basis throughout 2007 and at the conclusion of the year and were awards grants under the LTIP based upon the achievement of the strategic initiatives. The Company acknowledges the Staff's comment and in future filings will specify that the strategic objectives for its named executive officers are the same or if such objectives vary, the Company will discuss how the various strategic objectives apply to each named executive officer.

15 SOUTH PENNSYLVANIA AVENUE | ATLANTIC CITY, NJ 08401 | WWW.TRUMPCASINOS.COM

Securities and Exchange Commission
July 22, 2008
Page 5

In connection with responding to the Staff's comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the fiscal year ended December 31, 2007; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's feedback. If you have any further questions or comments, please do not hesitate to contact me at (212) 891-1500 (ext. 503).

Very truly yours,

/s/ John P. Burke

JOHN P. BURKE
Executive Vice President, Interim Chief Financial Officer and Corporate Treasurer

15 SOUTH PENNSYLVANIA AVENUE | ATLANTIC CITY, NJ 08401 | WWW.TRUMPCASINOS.COM